May 5, 2009
VIA FED EX, AND EDGAR
Mr. Kevin L. Vaughn
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Re:	Powell Industries, Inc. Form 10-K for the fiscal year ended September 30, 2008 File No. 1-12488
Dear Mr. Vaughn:
In response to your letter dated April 23, 2009, we have prepared the following responses to your comments based on your consideration of the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2008 and Definitive Proxy Statement on Schedule 14A filed on January 15, 2009 (the “2009 Proxy”).
For your convenience, we have set forth the original comments from your letter in bold typeface and appearing below them are our responses.
Comments and Responses:
Form 10-K for the fiscal year ended September 30, 2008
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15
Results of Operations, page 16
1.	We note your response to prior comment 1. It appears that you may be seeking confidential treatment in accordance with Rule 83 of the Freedom of Information Act. Please submit your request for confidential treatment in accordance with the provisions of Rule 83. The letter must include a written request for confidential treatment and should be filed on EDGAR with confidential information redacted, as appropriate. You must also send a copy of the letter to the Commission’s Freedom of Information Act Office. Refer to Rule 83 for additional requirements.
To the extent we intend to seek confidential treatment relating to our response to prior comment 1, we will utilize the procedures under Rule 83 of the Freedom of Information Act, as applicable.
Powell Industries, Inc. • PO Box 12818, Houston, Texas 77217 • 713.944.6900 • www.powellind.com

Mr. Kevin L. Vaughn
May 5, 2009

Schedule 14A Proxy Statement filed January 15, 2009
Executive Compensation, page 13
2.	We have reviewed you response to comments 4 and 5 of our letter dated March 17, 2009 and we reissue the comments. We believe that investors will benefit from a refocusing of your Compensation Discussion and Analysis section. Please provide significantly expanded analysis of the levels of compensation paid to each of your named executive officers. Throughout your Compensation Discussion and Analysis, and as to each compensation element, please provide an analysis of how you arrived at and why you paid each particular form and level of compensation for 2008. Even though you advise us that the Compensation Committee has overriding discretion with respect to compensation awards, Item 402(b) of Regulation S-K contemplates that you provide an analytical discussion of the factors the Compensation Committee considered in exercising its authority in the event that any predetermined corporate financial goals and other factors are not met. We would expect to see a complete qualitative and quantitative description of the specific levels of achievement of each named executive officer relative to corporate performance as well as any additional information pertaining to each individual’s performance that the Compensation Committee considered in determining specific payout levels for 2008.
We will comply with the disclosure requested in your comment 2 and in future filings, we will provide expanded analysis of the levels of compensation paid to each of our named executive officers, and expanded disclosure as to how the Compensation Committee arrived at and why it paid each particular form and level of compensation. In addition, in future filings we will provide complete qualitative and quantitative descriptions of the specific levels of achievement of each named executive officer relative to corporate performance and any additional information pertaining to each individual’s performance that the Compensation Committee considered in determining specific payout levels.
* * * * * * * *
As requested in your original February 19, 2009 letter, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Kevin L. Vaughn
May 5, 2009

Should you have any additional questions, please contact me by phone at (713) 948-4915, fax at (713) 947-4435 or e-mail at don.madison@powellind.com. We will be pleased to provide any additional information that may be necessary.

Sincerely yours, POWELL INDUSTRIES, INC.
By:	//s// Don R. Madison
Don R. Madison
Executive Vice President Chief Financial and Administrative Officer

DRM:es
Copies to:	Eric Atallah, SEC, Division of Corporation Finance
Ruairi Regan, Staff Attorney, SEC
Jay Ingram, Special Counsel, SEC
Patrick L. McDonald, President and Chief Executive Officer
Milburn E. Honeycutt., Vice President and Controller
David R. Crabtree, PricewaterhouseCoopers, LLP
Ross Margraves, Winstead PC